Exhibit 1

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2016 FINANCIAL RESULTS, THE ACQUISITION OF THE PRODUCT TANKER M/T ‘AMOR’ AND AN INCREASE TO ITS QUARTERLY DISTRIBUTION FROM THE FOURTH QUARTER 2016 ONWARDS TO $0.08 PER COMMON UNIT.

ATHENS, GREECE — (Marketwired) – 10/31/16 — Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping partnership, today released its financial results for the third quarter ended September 30, 2016.

The Partnership’s net income for the quarter ended September 30, 2016 was $11.8 million. After taking into account the preferred interest in net income attributable to the unit holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of September 30, 2016 (the “Class B Units” and the “Class B Unitholders”), and the general partner’s interest in the Partnership’s net income, net income per common unit for the quarter ended September 30, 2016 was $0.07, compared to $0.10 during the previous quarter ended June 30, 2016 and $0.09 during the third quarter of 2015.

Operating surplus prior to capital reserves and distributions on the Class B Units for the quarter ended September 30, 2016 amounted to $61.4 million, an increase of 86% compared to $33.0 million during the third quarter of 2015 and an increase of 68% compared to $36.6 million during the second quarter of 2016. Operating surplus for the third quarter of 2016 included the proceeds from the sale of the Hyundai Merchant Marine (“HMM”) shares of $29.7 million. The Partnership has put aside $14.6 million in capital reserves for the quarter. As announced on April 26, 2016, the Partnership intends to maintain this capital reserve for the foreseeable future to fully provide for the debt repayments coming due in the next three years, until the end of 2018. Operating surplus after the capital reserve and distributions to the Class B Unitholders was $44.0 million for the third quarter in 2016 or $14.3 million excluding the proceeds from the sale of the HMM shares. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the third quarter of 2016 reached $60.3 million, an increase of 5% compared to $57.6 million during the third quarter of 2015. The increase was primarily a result of the increase in the size of the Partnership’s fleet, partly offset by the off hire periods related to the dry-dockings of the M/T ‘Miltiadis M II’ and M/T ‘Amore Mio II’.

Total expenses for the third quarter of 2016 were $42.4 million compared to $38.9 million in the third quarter of 2015. Total voyage expenses amounted to $3.4 million for the third quarter of 2016, compared to $1.9 million for the third quarter of 2015. The $1.5 million increase in voyage expenses was primarily attributable to the expansion of our fleet, as well as the increase in bunkers consumption, due to the ballast voyages of two of our vessels that underwent special survey and the voyage charters of the M/T ‘Arionas’ during the third quarter of 2016. Total vessel operating expenses during the third quarter of 2016 amounted to $19.1 million, an increase of 3%, compared to $18.6 million during the third quarter of 2015. The increase primarily reflects the expansion of our fleet. Total expenses for the third quarter of 2016 include vessel depreciation and amortization of $18.1 million compared to $16.3 million in the third quarter of 2015, an increase of 11% which is also attributable to the expansion of our fleet. General and administrative expenses for the third quarter of 2016 decreased to $1.8 million, compared to $2.2 million in the third quarter of 2015, primarily as a result of certain one off expenses incurred in the third quarter of 2015.

Total other expense, net for the third quarter of 2016 amounted to $6.1 million, compared to $4.9 million for the third quarter of 2015. Total other expense, net includes interest expenses and finance costs of $6.0 million in the third quarter of 2016, compared to $5.2 million during the third quarter of 2015. The increase primarily reflects higher interest costs incurred during the third quarter of 2016, mainly as a result of higher debt outstanding during the period compared to the same period in 2015.

As of September 30, 2016, total partners’ capital amounted to $922.8 million, a decrease of $15.0 million compared to $937.8 million as of December 31, 2015. The decrease primarily reflects distributions declared and paid during the first nine months of 2016 in the total amount of $56.1 million, partially offset by our net income for the nine month period ended September 30, 2016 and the net proceeds from the issuance of common units under our at-the-market equity offering (the “ATM offering”).

As of September 30, 2016, the Partnership’s total debt increased by $22.0 million to $593.6 million, compared to $571.6 million as of December 31, 2015. The increase was due to a $35.0 million drawdown under our senior secured credit facility with ING Bank to fund the acquisition of the M/V ‘CMA CGM Magdalena’, which was delivered in February 2016, partially offset by $13.0 million of scheduled loan principal payments under the same credit facility during the first nine months of 2016.

Sale of Hyundai Merchant Marine (“HMM”) Shares

As previously announced, HMM, the charterer of five of our container vessels pursued a financial restructuring that was completed in July 2016. Our subsidiaries which currently own vessels under charter with HMM entered into five charter restructuring agreements with HMM on July 15, 2016 that collectively resulted in a charter hire loss of approximately $37.0 million. As compensation, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange for aggregate consideration of $29.7 million, after expenses, in August 2016.

The Partnership recognized the HMM common shares at their fair value as of the date of their disposal in August 2016, which was before their listing on the Stock Market Division of the Korean Exchange, for an aggregate consideration of $29.7 million. This amount has been deferred and will be recognized in revenue over the remaining duration of each time charter.

Acquisition of M/T ‘Amor’ and Increase in our Quarterly Distribution to $0.08 per Common Unit from the Fourth Quarter of 2016

On October 24, 2016, we acquired from our sponsor, Capital Maritime & Trading Corp. (“Capital Maritime”), the eco-type MR product tanker ‘Amor’ (49,999 dwt IMO II/III Chemical Product Tanker built 2015, Samsung Heavy Industries (Ningbo) Co., Ltd.) for total consideration of $32.8 million. The M/T ‘Amor’ is employed under a time charter by Cargill at a gross daily rate of $17,500. The Cargill charter commenced in October 2015 with duration of two years +/-30 days. Aggregate consideration for this acquisition consisted of the assumption of a $15.8 million term loan under a new credit facility with ING Bank N.V., $16.0 million in cash and an issuance of new common units to Capital Maritime. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown of the M/T ‘Amor’ vessel with an expected final maturity date in November 2022. The interest margin on the term loan is 2.50%. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities. As indicated above, we also issued 283,696 Partnership common units to Capital Maritime at a price of $3.54 per common unit, which was the weighted average unit price for the period from July 14, 2016 to October 14, 2016 and represents a premium of 14% to the closing price of October 28, 2016.

The purchase of the M/T ‘Amor’ is an arm’s-length transaction that was reviewed and unanimously approved by the conflicts committee of our Board of Directors and our entire Board of Directors.

Considering the positive impact of the expansion of our asset base following the acquisition of the M/T ‘Amor’, the Board decided to approve an increase by 0.5 cents in our quarterly distribution for the fourth quarter 2016 onwards to $0.08 per common unit.

Fleet Employment Update

The M/T ‘Atlantas II’ (36,760 dwt, Ice Class 1A IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) has been employed on a time charter to Capital Maritime for twelve months (+/- 60 days) at a gross daily rate of $13,000. The new charter commenced on October 17, 2016. The vessel was previously employed under a bareboat charter to BP Shipping Limited at a gross daily rate of $7,250.

The M/T ‘Alkiviadis’ (36,721 dwt, Ice Class 1A IMO II/III Chemical/ Product, built 2006 Hyundai Mipo Dockyard Company Ltd., South Korea) has extended its employment with CSSA S.A. (Total S.A.) for an additional 12 months (+/- 30 days) at a gross daily rate of $13,300 per day. The charter extension commenced in early August with the earliest charter expiration in July 2017. The vessel was previously earning a gross daily rate of $15,125 per day.

As a result of the new charters listed above and the acquisition of the M/T ‘Amor’, our charter coverage for the remainder of 2016 and for 2017 has increased to 97% and 79%, respectively.

Quarterly Common and Class B Unit Cash Distribution

On October 20, 2016, the Board of Directors of the Partnership declared a cash distribution of $0.075 per common unit for the third quarter of 2016 payable on November 14, 2016 to common unit holders of record on November 7, 2016.

In addition, on October 20, 2016, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the third quarter of 2016, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The third quarter of 2016 Class B Unit cash distribution will be paid on November 10, 2016 to Class B Unitholders of record on November 3, 2016.

ATM Offering

In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50.0 million. The equity distribution agreement provides that UBS, when it is acting as the Partnership’s sales agent, will be entitled to compensation of up to 2% of the gross sales price of the common units sold from time to time. We intend to use the net proceeds from the sales of new common units, after deducting the sales agent’s commissions and our offering expenses, for general partnership purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures.

Market Commentary

Product & Crude Tanker Markets

The product tanker market experienced lower charter rates in the third quarter of 2016 compared to the previous quarter, as lack of arbitrage opportunities and high product inventories had a negative impact on tonne-mile demand. According to the International Energy Agency, OECD total inventories stood at a record level of 3 billion barrels in July 2016, limiting petroleum product seaborne movements. Year to date we have seen an increased number of product tanker deliveries, which have weighed on the charter market. However, analysts expect this to be the last year of significant vessel deliveries in the Medium Range (“MR”) segment, as these are expected to markedly decline from 2017 onwards. On the other hand, strong U.S. gasoline consumption, particularly in the first part of the quarter on the back of the peak summer driving season and rising Chinese product exports supported the product tanker spot market and partly offset weakness in other trading areas.

In the time charter market, MR rates and activity weakened in the third quarter of 2016 as a result of the softer spot market.

On the supply side, there was minimal activity in terms of new orders for product tankers and the orderbook currently stands at 10.7%, its lowest level since 2000. In addition, the product tanker orderbook continued to experience slippage during the first nine months of 2016, as approximately 27% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts estimate that net fleet growth in 2016 for MR product tankers will be around 4.4% in 2016, while overall demand growth will be approximately 4.1%, as intra-Asian products trade is expected to grow by 5% in 2016, supported by surging Chinese products exports and firm oil demand in the region.

Suezmax spot earnings declined compared to the previous quarter. The declaration of force majeure for most of the quarter at a number of Nigerian export terminals, as a result of militant attacks on oil facilities, led to a significant decline in the volume of cargoes available for Suezmaxes in the West African market. Concurrently, seasonally weak demand and an increased number of crude tanker newbuilding entering the market kept Suezmax rates under pressure. On the positive side, the Suezmax market was supported by solid Chinese crude imports and increased crude flows from Iran during the third quarter. The Suezmax spot market rebounded however in mid September on the back of a recovery of Nigerian crude exports and higher crude shipments from Russia.

Overall during the period the market remained slow with only limited fixtures reported at decreased rates, due to the depressed spot market.

On the supply side, the Suezmax orderbook represented, at the end of the third quarter of 2016, approximately 19.4% of the current fleet. However, contracting activity has been subdued, with just eleven Suezmax tankers ordered year to date. Suezmax tanker demand is projected to continue growing in 2016 on the back of firm growth in Chinese and Indian crude imports, partly offset by weaker export volumes from West Africa during the force majeure period. In 2016, crude Suezmax deadweight demand is projected to increase by 1.5%, whereas the fleet is forecasted to expand by 4.8%.

Neo-panamax Container Market

The container charter market remained mostly flat when compared to the previous quarter, as most vessel classes’ charter rates were close to historically low levels.

The increase in demand for neo panamax vessels due to the new Panama Canal locks was largely offset by disappointing overall growth in demand for containerized cargo, as well as the bankruptcy of Hanjin Shipping, which added new tonnage to the list of idle vessels.

By the end of the third quarter of 2016, the idle container fleet had consequently increased from below 5% in the previous quarter to 6.7% at the end of the third quarter of 2016.

Analysts have revised their estimate for the demand for containerized cargo for full-year 2016 down to 3.4% from 3.8% in the previous quarter, and their estimate for the increase in tonnage supply for full-year 2016 to 2.2% from 3.0% in the previous quarter.

The total container vessel demolition until September 2016 amounted to 446,141 TEU, while the full year forecast points to a record level of recycled container capacity in excess of 500,000 TEU. The average age of scrapped tonnage was 19.1 years, down from 23 years in 2015.

As of the date hereof, the container orderbook stands at 16.4% of the current fleet, down from 17% in the previous quarter and is the lowest since 1999, while slippage for 8,000+ TEU container vessels amounted to 35%.

Overall market participants expect that the container vessel supply picture might improve further, as the weaker rate environment is expected to induce increased slippage of new deliveries and demolition of existing ships.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are pleased to have achieved a number of important milestones during the last few months. First, we concluded our negotiations with HMM and we successfully liquidated the equity compensation received from HMM by recovering approximately 80% of our total charter hire loss under the Charter Restructuring Agreements. Second, we agreed to acquire a modern, eco MR product tanker from Capital Maritime with an attractive charter to Cargill. We have funded part of the acquisition cost with the proceeds from the sale of the HMM equity compensation. It is also worth highlighting that our sponsor Capital Maritime has received units as part of the purchase price at a significant premium to the latest closing price of our common units. Additionally, we launched the ATM offering for up to $50 million with the aim of raising further capital over a period of time for vessel acquisitions and general corporate purposes.”

“Regarding recent market developments, we note that the demand fundamentals for tankers, and especially product tankers, remain solid on the back of refinery capacity relocation, increased tonne-miles, and the low oil price environment. However, the high oil product inventories and the increased supply of tanker vessels has recently weighed on vessel earnings. The limited number of new tanker ordering thus far this year and the rationalization of excess shipyard capacity combined with solid industry fundamentals are positive trends for the tanker markets in the medium- to long-run.”

“Finally, we are delighted that with the expected expansion of our fleet, our Board of Directors has approved the increase of our quarterly distribution from the fourth quarter 2016 onwards to $0.08 per common unit. Depending on our access to the financial markets, our objective is to pursue additional accretive transactions going forward and expand our asset base, with a view to further increasing the long term distributable cash flow of the Partnership.”

Conference Call and Webcast

Today, October 31, 2016, the Partnership will host an interactive conference call at 10:30 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until November 7, 2016 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Neo Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Pacific International Lines (Pte) Ltd, Petróleo Brasileiro S.A. (“Petrobras”), Repsol Trading S.A., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, cash generation, our ability to repay external debt, future earnings, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, market and charter rate expectations, charterers’ performances, our expectations or objectives regarding future distribution amounts, our ability to pursue growth opportunities and grow our distributions and annual distribution guidance, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three month periods ended September 30,		For the nine month periods ended September 30,
	2016	2015	2016	2015
Revenues	$53,390	$44,451	$153,138	$111,797
Revenues – related party	6,878	13,138	26,081	49,190

Total Revenues	60,268	57,589	179,219	160,987

Expenses:
Voyage expenses	3,326	1,822	7,338	4,233
Voyage expenses - related party	79	101	268	307
Vessel operating expenses	16,404	15,244	49,095	42,880
Vessel operating expenses - related party	2,733	3,312	8,034	9,175
General and administrative expenses	1,782	2,167	4,503	5,340
Vessel depreciation and amortization	18,089	16,250	53,479	45,662

Operating income	17,855	18,693	56,502	53,390

Other income / (expense), net:
Interest expense and finance cost	(6,020)	(5,162)	(18,079)	(14,687)
Interest and other (expense) / income, net	(65)	263	322	1,351

Total other expense, net	(6,085)	(4,899)	(17,757)	(13,336)

Partnership’s net income	$11,770	$13,794	$38,745	$40,054

Preferred unit holders’ interest in Partnership’s net income	2,776	2,853	8,326	8,481
General Partner’s interest in Partnership’s net income	177	218	603	629
Common unit holders’ interest in Partnership’s net income	8,817	10,723	29,816	30,944
Net income per:
● Common unit basic and diluted	$0.07	$0.09	$0.25	$0.27
Weighted-average units outstanding:
● Common units basic and diluted	119,631,339	119,559,456	119,583,592	113,504,765

Total comprehensive income:	$11,770	$13,794	$38,745	$40,054

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2016	As of December 31, 2015
Assets
Current assets
Cash and cash equivalents	$105,560	$90,190
Trade accounts receivable, net	3,006	2,680
Prepayments and other assets	3,459	2,547
Inventories	4,406	4,407

Total current assets	116,431	99,824

Fixed assets
Advances for vessels under construction – related party	—	18,172
Vessels, net	1,352,620	1,315,485

Total fixed assets	1,352,620	1,333,657

Other non-current assets
Above market acquired charters	93,039	100,518
Deferred charges, net	5,357	3,482
Restricted cash	17,500	17,000
Prepayments and other assets	1,758	1,394

Total non-current assets	1,470,274	1,456,051

Total assets	$1,586,705	$1,555,875

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	$16,381	$11,922
Trade accounts payable	11,087	8,431
Due to related parties	13,225	22,154
Accrued liabilities	7,951	7,872
Deferred revenue, current	22,660	10,867

Total current liabilities	71,304	61,246

Long-term liabilities
Long-term debt, net	574,146	555,888
Deferred revenue	18,410	921

Total long-term liabilities	592,556	556,809

Total liabilities	663,860	618,055

Commitments and contingencies
Partners’ capital	922,845	937,820

Total liabilities and partners’ capital	$1,586,705	$1,555,875

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine month periods ended September 30,
	2016	2015
Cash flows from operating activities:
Net income	$38,745	$40,054
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	53,479	45,662
Amortization and write off of deferred financing costs	1,012	640
Amortization of above market acquired charters	10,685	11,363
Equity compensation expense	802	—
Changes in operating assets and liabilities:
Trade accounts receivable	(326)	(360)
Prepayments and other assets	(1,276)	(1,239)
Inventories	1	(974)
Trade accounts payable	2,750	1,431
Due to related parties	(8,929)	7,060
Accrued liabilities	377	459
Deferred revenue	29,308	(3,426)
Dry-docking costs paid	(3,670)	(419)

Net cash provided by operating activities	122,958	100,251

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements	(74,409)	(207,698)
Increase in restricted cash	(500)	(2,000)

Net cash used in investing activities	(74,909)	(209,698)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	1,637	133,327
Expenses paid for issuance of Partnership units	(138)	(739)
Proceeds from long-term debt	35,000	115,000
Deferred financing costs paid	(31)	(1,797)
Payments of long-term debt	(13,016)	(119,949)
Dividends paid	(56,131)	(90,823)

Net cash (used in) / provided by financing activities	(32,679)	35,019

Net increase / (decrease) in cash and cash equivalents	15,370	(74,428)

Cash and cash equivalents at beginning of period	90,190	164,199

Cash and cash equivalents at end of period	105,560	89,771

Supplemental cash flow information
Cash paid for interest	$17,921	$12,814
Non-Cash Investing and Financing Activities
Issuance costs of Partnership’s units included in liabilities	$743	$—
Capital expenditures included in liabilities	$507	$79
Capitalized dry docking costs included in liabilities	$813	$1,827

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items, such as depreciation and amortization expense and amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended September 30, 2016	For the three month period ended September 30, 2015	For the three month period ended June 30, 2016
Partnership’s net income	11,770	13,794	14,873

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	18,604	16,542	18,423
Amortization of above market acquired charters and straight line revenue adjustments	1,332	2,648	3,305
Proceeds from the sale of HMM shares	29,706	—	—

Operating Surplus prior to capital reserve and Class B Preferred Units distribution	61,412	32,984	36,601

Capital reserve	(14,644)	—	(14,644)

Class B preferred units distribution	(2,776)	(2,853)	(2,775)

Operating Surplus after capital reserve and Class B Preferred Units distribution	43,992	30,131	19,182

Increase in recommended reserves	(34,705)	(1,034)	(9,968)

Available Cash	9,287	29,097	9,214

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.